

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Lei Xia
Chief Executive Officer
ICZOOM Group Inc.
Room 3801, Building A, Sunhope e METRO
No. 7018 Cai Tian Road, Futian District, Shenzhen
Guangdong, China, 518000

> **Re: ICZOOM Group Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 7, 2023**
> **File No. 333-275708**

Dear Lei Xia:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

General

1. We note that your annual report on Form 20-F for the fiscal year ended June 30, 2023 contains disclosure regarding legal and operational risks in China and PRC regulations that is similar to the disclosure contained in your draft registration statement on Form F-1 that was submitted on August 25, 2023 and that is the subject of this staff review. Please supplementally confirm that, in future reports and filings, you will revise such disclosure to conform with the disclosure currently contained in Amendment No. 1 to Form F-1 as filed on December 7, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Arila Zhou